FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of February, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Director Shareholding dated 20 February 2004
Exhibit No. 2 - Annual Report and Accounts dated 26 February 2004

Exhibit No. 1

February 20, 2004

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

I have today been notified by C D Collins, Chairman of the Company, of the following transactions in Hanson ordinary shares ("ordinary shares") on February 20, 2004:-

  Mr Collins exercised an option, granted on December 16, 1994, over 7,822 ordinary shares at a subscription price of 412.3p per share.

  To meet the cost of subscription for the above mentioned shares Mr Collins exercised an option over 72,561 ordinary shares for a cash payment calculated on the difference between the market price of 456.75p per share and the subscription price of 412.3p per share.

  Mr Collins exercised an option, granted on December 21, 1995, over 8,760 ordinary shares at a subscription price of 356.4p per share.

  To meet the cost of subscription for the above mentioned shares Mr Collins exercised an option over 31,112 ordinary shares for a cash payment calculated on the difference between the market price of 456.75p per share and the subscription price of 356.4p per share.

The additional 16,582 ordinary shares acquired by Mr Collins arising out of the above transactions will increase his beneficial holding to 149,651 ordinary shares. Mr Collins will meet the cost of the tax liability arising out the above transactions directly himself.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

February 26, 2004

HANSON PLC ANNUAL REPORT AND FORM 20-F

Hanson has filed its Annual Report and Form 20-F for the year ending December 31, 2003 with the US Securities and Exchange Commission ("SEC").

Copies of the document filed with the SEC have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document View Facility, which is situated at:-

Financial Services Authority 25 The North Colonnade
Canary Wharf
London
E14 5HS

SEC filings may be accessed by visiting the SEC EDGAR database website (www.sec.gov/cgi-bin/browse-edgar).

The Annual Report and Form 20-F is also available on Hanson's website (www.hanson.biz) and the printed document is expected to be mailed to shareholders, together with the notice of Hanson's AGM, on or around March 9, 2004.

Inquiries:
Paul Tunnacliffe
Hanson PLC
+44 (0)20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   March 01, 2004